                                                                  EXHIBIT 20.1
1997 FIRST QUARTER REPORT


To Our Stockholders:

We were very pleased to see our first quarter results begin to reflect the benefits of the portfolio improvement programs we put in place over the past year. First quarter net income was $7.4 million, or 27 cents a share, compared with 41 cents last year, but it was up from breakeven in the fourth quarter of 1996. Net operating revenues for the quarter increased to a record $90.4 million.

Our strategy continues to be highly focused, emphasizing revenue growth in our fee-based businesses, while implementing measures to improve the profitability of our asset-based consumer credit card business.

Meeting the challenges of a difficult credit environment...
During the past year, we implemented performance-based pricing, which is increasing finance charge revenues and late fees and has bolstered revenues per account. In addition, our portfolio improvement programs have limited our exposure to higher risk accounts, resulting in better cardholders and healthier portfolios. These are just two of the initiatives to improve long term profitability that are beginning to take effect.

As expected from these actions, active consumer private label accounts, both owned and managed, decreased 11 percent to 3.2 million compared with first quarter last year. Total loans outstanding, which represent both owned and securitized credit card loans, were $2.1 billion, down from $2.2 billion at the end of last quarter. Net charge-offs on total loans outstanding for the quarter were high, but we were encouraged by a sequential decline in our delinquency rates on total loans. The overall credit quality of the receivables balances has been improved. Bankruptcies, however continued to increase, which contributes to the difficulty of predicting charge-off rates for the coming quarters.

We would also like to remind you of our fourth quarter 1996 decision to change the estimate for recognizing the merchant discount fees generated by promotional pricing programs of six months or longer. This action was taken to provide a better match of revenues and expenses. A portion of the merchant discount revenue is deferred, amortized into interest income and spread over the period of the offer.

Focusing sales efforts on our fee-based businesses...
First quarter active commercial accounts increased 30 percent to 951,000 from 732,000 last year. Our core office supply superstore clients continued to drive the growth.

We also processed 102 million network transactions during the quarter, compared with 97 million in first quarter 1996. Our niche strategy is providing us with more profitable transportation and parking facility clients.

TeleServices (formerly referred to as Operational Outsourcing) reported a substantial increase in longer, higher revenue technical help-desk and catalog order-taking contacts and a decrease in customer service contacts. In total, contacts declined 8 percent, but average revenue per call increased. We continue to add clients and believe there is tremendous opportunity for growth, especially in help-desk support.

All of these businesses are healthy and continue to provide opportunities for growth.

Looking forward...
With regard to the credit cycle, we are beginning to see some relief in our delinquency rates, but the industry figures are still rising. We have additional programs scheduled for implementation later this year that will further enhance our credit decision process. Our intent is to maximize the profitability of our consumer credit card services business.

We will continue to pursue growth in our fee-based businesses. We are particularly excited about the bankcard processing services we began providing to our affiliate NOVUS Services Inc. last year. They recently announced the addition of two new programs, which we will begin processing later this year.

We have been very pleased with the way our associates have responded to the challenges of the last several months. This first quarter upturn is confirmation of their enthusiastic efforts.

Thank you for your continued support.

Sincerely,


/s/ Robert L. Wieseneck                     /s/ Philip J. Purcell
-------------------------------------       ---------------------
Robert L. Wieseneck                         Philip J. Purcell
President and Chief Executive Officer       Chairman of the Board

SPS TRANSACTION SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------
(In thousands, except per share data)

<CAPTIONS>


                                                            Three Months Ended
                                                                 March 31,
                                                            -------------------
                                                              1997       1996
                                                            --------   --------
                                                                (Unaudited)
Processing and service revenues                             $ 75,309   $ 74,330
Merchant discount revenue                                      3,138      7,844
                                                            --------   --------
                                                              78,447     82,174

Interest revenue                                              64,076     55,952
Interest expense                                              20,382     22,643
                                                            --------   --------
  Net interest income                                         43,694     33,309
Provision for loan losses                                     31,711     26,472
                                                            --------   --------
  Net credit income                                           11,983      6,837

NET OPERATING REVENUES                                        90,430     89,011

Salaries and employee benefits                                29,523     24,200
Processing and service expenses                               28,327     26,671
Other expenses                                                20,541     20,341
                                                            --------   --------
  Total operating expenses                                    78,391     71,212
                                                            --------   --------

Income before income taxes                                    12,039     17,799
Income tax expense                                             4,648      6,764
                                                            --------   --------
NET INCOME                                                  $  7,391   $ 11,035
                                                            ========   ========

NET INCOME PER COMMON SHARE                                 $   0.27   $   0.41


Weighted Average Common Shares
  Outstanding                                                 27,197     27,117


SPS TRANSACTION SERVICES, INC.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
(In thousands, except share data)

<CAPTIONS>
                                                     March 31,    December 31,
                                                       1997          1996
                                                   ------------   ------------
                                                    (Unaudited)
ASSETS:
  Cash and due from banks                            $   19,552     $   15,205
  Investments held to maturity - at amortized cost       55,759         41,675
  Credit card loans                                   1,498,421      1,637,507
  Allowance for loan losses                             (84,394)       (88,397)
                                                     ----------     ----------
    Credit card loans, net                            1,414,027      1,549,110
  Accrued interest receivable                            19,270         21,141
  Accounts receivable                                    35,369         42,202
  Due from affiliated companies                           3,967          9,900
  Premises and equipment, net                            26,241         25,294
  Deferred income taxes                                  37,272         38,266
  Prepaid expenses and other assets                      17,060         17,992
                                                     ----------     ----------
TOTAL ASSETS                                         $1,628,517     $1,760,785
                                                     ==========     ==========
LIABILITIES:
  Deposits:
    Noninterest-bearing                              $    4,353     $    9,012
    Interest-bearing                                    474,188        454,423
                                                     ----------     ----------
  Total deposits                                        478,541        463,435
  Accounts payable, accrued expenses and other           51,486         50,019
  Income taxes payable                                   12,177         17,756
  Due to affiliated companies                           831,706        982,547
  Accrued recourse obligation                            22,636         22,636
                                                     ----------     ----------
    Total liabilities                                 1,396,546      1,536,393
                                                     ----------     ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value, 100,000
    shares authorized; none issued or outstanding
  Common stock, $.01 par value, 40,000,000 and
    40,000,000 shares authorized; 27,252,659 and
    27,242,207 shares issued; 27,202,273 and
    27,187,462 shares outstanding at March 31, 1997
    and December 31, 1996, respectively                     273            272
  Capital in excess of par value                         81,247         81,096
  Retained earnings                                     151,736        144,345
  Common stock held in treasury, at cost, $.01
    par value, 50,386 and 54,745 shares at March 31,
    1997 and December 31, 1996, respectively             (1,242)        (1,312)
  Stock compensation plan                                   483            453
  Employee stock benefit trust                             (483)          (413)
  Unearned stock compensation                               (43)           (49)
                                                     ----------     ----------
    Total stockholders' equity                          231,971        224,392
                                                     ----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $1,628,517     $1,760,785
                                                     ==========     ==========